SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Star Multi Care Services, Inc.
                  --------------------------------------------

                                (Name of issuer)

                     Common Stock, $.001 par value per share
                  --------------------------------------------

                         (Title of Class of Securities)

                                   855 156 105
                  --------------------------------------------

                                 (CUSIP Number)

                                Stephen Sternbach
                       c/o Star Multi Care Services, Inc.
                            99 Railroad Station Plaza
                           Hicksville, New York 11801
       -----------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)

                                   May 4, 1993
            ---------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                               Page 1 of 14 Pages

CUSIP No. 855 156 105                                         Page 2 of 14 Pages


Response to Question   1:                 Stephen Sternbach
                                          ###-##-####
Response to Question   2:                 N/A
Response to Question   3:                 SEC USE ONLY
Response to Question   4:                 PF
Response to Question   5:                 N/A
Response to Question   6:                 United States
Response to Question   7:                 1,115,897
Response to Question   8:                 0
Response to Question   9:                 1,115,897
Response to Question   10:                0
Response to Question   11:                1,115,897
Response to Question   12:                N/A
Response to Question   13:                46%
Response to Question   14:                IN

CUSIP No. 855 156 105                                         Page 3 of 14 Pages


                                  INTRODUCTION

           This Schedule 13D (the "Statement") is being filed by Stephen Sternbach. Previously, Mr. Sternbach reported his ownership of shares of Star Multi Care Services, Inc. (the "Company") on Schedule 13G. This report on
Schedule 13D is being filed because Mr. Sternbach acquired during a 12-month period, upon receipt of the stock options described herein, beneficial ownership of securities of the Company exceeding 2 per centum of the Company's Common Stock (defined in Item 1).

ITEM 1.    SECURITY AND ISSUER.

           This Statement relates to the Common Stock, $.001 par value per share ("Common Stock"), of the Company. The principal executive offices of the Company are located at 99 Railroad Station Plaza, Hicksville, New York 11801.

           On December 6, 1995 the Company's Board of Directors approved a 6% stock dividend payable on January 12, 1996 to shareholders of record on December 22, 1995. On April 24, 1995, the Company's Board of Directors approved a 6% stock dividend payable on May 30, 1995 to shareholders of record as of May 15, 1995. On April 12, 1994, the Company's Board of Directors approved a three-to-two stock split of the Common Stock in the form of a 50% stock dividend for shareholders of record as of April 29, 1994. All numbers reflect the aforementioned stock dividends.

ITEM 2.    IDENTITY AND BACKGROUND.

           (a)        This Statement is being filed by Stephen Sternbach.

           (b) The residence address of Mr. Sternbach is 11 Phaeton Drive, Melville, New York 11747.

           (c) The principal occupation or employment of Mr. Sternbach is Chairman of the Board of Directors, President and Chief Executive Officer of the Company.

                      The Company is in the business of providing placement services of registered and licensed nurses and home health aides to patients for care at home and to a lesser extent temporary health care personnel recruiting to hospitals and nursing homes. In addition, the Company maintains registries of nurses, licensed practical nurses, nurses' aides, certified home health aides and certified personal care workers from which personnel are recruited on a per diem basis to meet the requirements of the Company's clients.

                      The Company's principal executive offices are located at 99 Railroad Station Plaza, Hicksville, New York 11801.

           (d) During the last five years, Mr. Sternbach has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the last five years, Mr. Sternbach has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding


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CUSIP No. 855 156 105                                         Page 4 of 14 Pages


                      was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)        Mr. Sternbach is a citizen of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Except for the stock options, which were granted to Mr. Sternbach pursuant to the Company's stock option plans, Mr. Sternbach acquired the Company's Common Stock with personal funds.

ITEM 4.    PURPOSE OF TRANSACTION.

           The securities of the Company held by Mr. Sternbach were acquired and are being held, as an investment. Except as described below, Mr. Sternbach has no present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company (although Mr. Sternbach retains the right, which he may exercise at any time or from time to time, in his discretion, to exercise the stock options owned by him and to purchase or sell equity securities of the Company owned by him in open market or in privately negotiated transactions as circumstances warrant), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

           In February 1996, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Amserv Healthcare, Inc. ("Amserv"), whereby the Company agreed, subject to certain conditions, to acquire Amserv by means of a merger (the "Merger"). Amserv is a California-based provider of home healthcare services with annual revenues of approximately $12 million. Pursuant to the terms of the Merger Agreement, stockholders of Amserv will receive 0.4090 shares of the Company's common stock for each share of Amserv common stock. In connection with the Merger, Mr. Sternbach entered into an agreement (the "Voting Agreement") pursuant to which he has agreed to vote (or cause to be voted) the shares of Common Stock of which he is the direct beneficial owner in favor of the Merger and the matters related thereto and has granted an irrevocable proxy to vote his shares in such a manner.



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CUSIP No. 855 156 105                                         Page 5 of 14 Pages


ITEM 5.    INTEREST IN SECURITY OF THE ISSUER.

           (a) & (b) The following table sets forth the separate beneficial ownership (and information concerning voting and dispositive power) of Stephen Sternbach as of July 10, 1996:


                                    Number of               Percent
Name                                Shares(1)              of Class(2)
- ----                                ---------              -----------

Stephen Sternbach                  1,115,897(3)                46%

- --------------------

(1) Stephen Sternbach has sole voting and dispositive power with respect to the shares owned by him.

(2) Percent of Class assumes the issuance of the Common Stock upon the exercise of options (to the extent exercisable on or within 60 days after July 10, 1996) deemed beneficially owned by Stephen Sternbach but by no other person or entity.

(3) Includes 113,910 shares of Common Stock owned by the Stephen Sternbach Family Trust; Mr. Sternbach disclaims beneficial ownership with respect to these shares. Also includes 154,832 shares of Common Stock which Mr. Sternbach has a currently exercisable option to purchase pursuant to the Company's 1992 Stock Option Plan.

           On May 4, 1993 Mr. Sternbach was granted options to purchase 20,000 shares of Common Stock at an exercise price of $2.681 per share. This grant, in connection with a prior grant of 25,000 options to purchase Common Stock at $2.750 per share, dated November 18, 1992, exceeded 2% of the Company's issued and outstanding Common Stock. Accordingly, Mr. Sternbach, formerly required to file statements of ownership on Schedule 13G, was now required to file such statements of ownership on Schedule 13D. Subsequent to such event, Mr. Sternbach has engaged in a series of transactions, none of which exceeded 1% of the total amount of the Company's issued and outstanding Common Stock, or was otherwise considered material. On June 30, 1995, Mr. Sternbach transferred 107,462 shares of Common Stock in the Stephen Sternbach Family Trust with Matthew Solof and William Fellerman as trustees. On July 26, 1995, Mr. Sternbach sold 2,000 shares of Common Stock at $3.75 per share. On August 1, 1995, Mr. Sternbach sold 3,000 shares of Common Stock at $4.13 per share. On November 27, 1995, Mr. Sternbach sold 2,500 shares of Common Stock at $7.38 per share, 4,450 shares of Common Stock at $7.25 per share, and 1,000 shares of Common Stock at $7.00 per share. On January 24, 1996, Mr. Sternbach gifted 500 shares of Common Stock. On January 30, 1996, Mr. Sternbach purchased 2,000 shares of Common Stock at $5.94 per share.

CUSIP No. 855 156 105                                         Page 6 of 14 Pages



           In addition to the above noted transactions, Mr. Sternbach received the following: 1) on November 23, 1993, immediately exercisable grants to purchase 20,000 shares of Common Stock at $3.575 per share; 2) on April 12, 1994, immediately exercisable grants to purchase 15,000 shares of Common Stock at $4.537 per share; and 3) on May 17, 1996, immediately exercisable grants to purchase 20,000 shares of Common Stock at $6.875 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

           (a) In connection with the Merger, Mr. Sternbach entered into the Voting Agreement.

           (b) Mr. Sternbach holds options, granted under the Company's 1992 Stock Option Plan, to purchase (i) 42,135 shares of Common Stock at an exercise price of $1.632 per share, which option is presently exercisable in full and expires on November 17, 1997, (ii) 33,708 shares of Common Stock at an exercise price of $1.591 per share, which option is presently exercisable in full and expires on May 3, 1998,
                      (iii) 33,708 shares of Common Stock at an exercise price of $2.121 per share, which option is presently exercisable in full and expires on November 22, 1998; (iv) 25,281 shares of Common Stock at an exercise price of $2.854 per share, which option is presently exercisable in full and expires on April 11, 1999; and (v) 20,000 shares of Common Stock at $6.875 per share, which option is presently exercisable in full and expires on May 16, 2001.

           The foregoing summaries of agreements are qualified in their entirety by reference to the exhibits to this Schedule 13D.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           The following are exhibits to this Statement:

           1.         Voting  Agreement,  dated as of  February  9, 1996,  among
                      AMSERV  HEALTHCARE  INC.,  a  Delaware  corporation,   and
                      Stephen Sternbach.

CUSIP No. 855 156 105                                         Page 7 of 14 Pages


                                   SIGNATURES
                                   ----------

           After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:       July 13, 1996


                                                     /s/ Stephen Sternbach
                                                     ---------------------
                                                       Stephen Sternbach

CUSIP No. 855 156 105                                         Page 8 of 14 Pages

                                    EXHIBIT 1

                                VOTING AGREEMENT


           VOTING AGREEMENT (this "AGREEMENT"), dated as of February 9, 1996, among AMSERV HEALTHCARE INC., a Delaware corporation ("AMSERV"), and STEPHEN STERNBACH (the "STOCKHOLDER").

                                    RECITALS

           Concurrently herewith, Amserv, Star Multi Care Services, Inc., a New York corporation ("STAR"), and AHI Acquisition Corp., a Delaware corporation (the "MERGER SUB"), are entering into an Agreement and Plan of Merger dated the date hereof (the "MERGER AGREEMENT"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), pursuant to which the Merger Sub will merge with and into Amserv (the "MERGER"), and each share of common stock, par value $.01 per share, of Amserv (the "AMSERV COMMON STOCK") issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) will be converted into the right to receive
 .4090 shares of common stock, par value $.001 per share, of Star (the "STAR COMMON STOCK").

           As of the date hereof, the Stockholder directly beneficially owns 1,115,897 shares of Star Common Stock (the "SHARES").

           As a condition to its willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, Amserv has required that the Stockholder

CUSIP No. 855 156 105                                         Page 9 of 14 Pages


agree (i) to execute and deliver this Agreement and (ii) to grant a proxy to vote all of the Shares owned by the Stockholder on the terms and conditions provided for herein.

                                    AGREEMENT

           To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

           1. AGREEMENT TO VOTE; PROXY. (a) The Stockholder, in his capacity as such, hereby agrees that, during the time this Agreement is in effect, at any meeting of the stockholders of Star, however called, or in connection with any written consent of the stockholders of Star, the Stockholder shall vote (or cause to be voted) the Shares in favor of the Merger, the execution and delivery by Star of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement. The Stockholder shall not enter into any agreement or understanding with any person or entity prior to the termination hereof to vote or give instructions after the termination hereof in any manner inconsistent with the preceding sentence.

               (b) PROXY. THE STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS, AMSERV AND THE SECRETARY OF AMSERV AND THE CHIEF FINANCIAL OFFICER OF AMSERV, IN THEIR RESPECTIVE CAPACITIES AS OFFICERS OF AMSERV, AND ANY INDIVIDUAL WHO SHALL HEREAFTER SUCCEED TO ANY SUCH OFFICE OF AMSERV, AND ANY OTHER DESIGNEE OF AMSERV, AND EACH OF THEM INDIVIDUALLY, THE STOCKHOLDER'S IRREVOCABLE PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE

CUSIP No. 855 156 105                                        Page 10 of 14 Pages


SHARES AS INDICATED IN SECTION 1(a). THE STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE AND COUPLED WITH AN INTEREST, AFFIRMS THAT THIS PROXY IS GIVEN AS A CONDITION OF THIS VOTING AGREEMENT AND AS SUCH IS SO COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY HIM WITH RESPECT TO THE SHARES.

           2. EXPIRATION. This Agreement and Amserv's right to vote the Shares covered hereby as set forth herein shall terminate on the Expiration Date. As used herein, the term "EXPIRATION DATE" means the first to occur of (a) the Effective Time and (b) termination of the Merger Agreement in accordance with its terms.

           3. FURTHER ASSURANCES. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

           4. MISCELLANEOUS.  (a) ENTIRE AGREEMENT;  ASSIGNMENT.  This Agreement
(i) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the

CUSIP No. 855 156 105                                        Page 11 of 14 Pages



parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise.

               (b) AMENDMENTS. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

               (c) NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so be given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses: If to the Stockholder:
Stephen Sternbach c/o Star Multi Care Services, Inc. 326 Walt Whitman Road Huntington Station, New York 11746

           If to Amserv:                   Amserv Healthcare Inc.
                                           3252 Holiday Court, #204
                                           La Jolla, California  92037
                                           Attention: Eugene Mora

           copy to:                        Latham & Watkins
                                           701 "B" Street, Suite 2100
                                           San Diego, California  92101
                                           Attention: Scott N. Wolfe, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

CUSIP No. 855 156 105                                        Page 12 of 14 Pages


               (d) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

               (e) SPECIFIC PERFORMANCE. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

               (f)   COUNTERPARTS.   This  Agreement  may  be  executed  in  two
counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same Agreement.

               (g) DESCRIPTIVE HEADINGS. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

               (h) SEVERABILITY. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or

CUSIP No. 855 156 105                                        Page 13 of 14 Pages


portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

CUSIP No. 855 156 105                                        Page 14 of 14 Pages

           IN WITNESS WHEREOF, Amserv and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                                               AMSERV HEALTHCARE INC.


                                               By:  /S/ EUGENE MORA
                                                    ------------------------
                                                    Name:  Eugene Mora
                                                    Title: President


                                               STEPHEN STERNBACH


                                                    /S/ STEPHEN STERNBACH
                                                    ------------------------